UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  April 21, 2010

Commission File Number: 001-34395

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.
 (Exact name of registrant as specified in its charter)

9 Dong San Huan Zhong Lu, Suite 1101
Chaoyang District, Beijing, 100020
People’s Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Release of Year End Financial Results

On April 15, 2010, China Networks International Holdings Ltd. (the “Company”) released financial results for its fiscal year ended March 31, 2010. The Company’s press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference.  The full text of the Company's consolidated financial statements for the years ended December 31, 2009 and 2008 are attached to this report as Exhibit 99.2 and is incorporated herein by reference.

Exhibits

Exhibit	Description

99.1	Press Release, dated April 15, 2010
99.2	Consolidated Financial Statements of China Networks International Holdings Ltd. for the years ended December 31, 2009 and 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

By:/s/ Li Shuangqing
Li Shuangqing
Chairman and Chief Executive Officer

Date: April 21, 2010